Exhibit 97.1
POLICY FOR RECOUPMENT OF INCENTIVE COMPENSATION OF
THE DUCKHORN PORTFOLIO, INC. SECTION 1
INTRODUCTION

In accordance with Section 10D of the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Board of Directors (the “Board”) of The Duckhorn Portfolio, Inc. (the “Corporation”) has adopted a policy (the “Policy”) providing for the Corporation’s recoupment of certain incentive-based compensation paid to Covered Executives (as defined below) in the event that the Corporation is required to prepare an accounting restatement due to its material noncompliance with any financial reporting requirement under the securities laws.

SECTION 2 ADMINISTRATION
Administration and enforcement of this Policy is delegated to the Compensation Committee of the Board (as constituted from time to time, and including any successor committee, the “Committee”). The Committee shall make all determinations under this Policy in its sole discretion. Determinations of the Committee under this Policy need not be uniform with respect to any or all Covered Executives and will be final and binding.

SECTION 3 EFFECTIVE DATE
This Policy shall be effective as of May 25, 2023 (the “Effective Date”) and shall apply only to Covered Compensation (as defined below) that is awarded or granted to, or received by, Covered Executives on or after the Effective Date, except as otherwise agreed to by any Covered Executive.
SECTION 4 COVERED EXECUTIVES
This Policy covers each current or former officer of the Corporation subject to Section 16 of the Securities Exchange Act of 1934, as amended (each, a “Covered Executive”).

SECTION 5 COVERED COMPENSATION
This Policy applies to any cash-based and equity-based incentive compensation, bonuses, and awards granted, paid, earned or that become vested wholly or in part upon the attainment of any financial reporting measure (“Covered Compensation”) to Covered Executives. For the avoidance of doubt, none of the following shall be deemed to be Covered Compensation: base salary, a bonus that is paid solely at the discretion of the Committee or Board and not paid from a bonus pool determined by satisfying a financial reporting measure performance goal, and cash or equity-based awards that are earned solely upon satisfaction of one or more subjective or strategic standards. This Policy shall apply to any Covered Compensation received by an employee who served as a Covered Executive at any time during the performance period for that Covered Compensation.

SECTION 6

FINANCIAL RESTATEMENTS; RECOUPMENT

In the event that the Corporation is required to prepare an accounting restatement due to the material noncompliance of the Corporation with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (such an accounting restatement, a “Restatement”), the Committee shall review the Covered Compensation received by a Covered Executive during the three-year period preceding the Required Financial Restatement Date as well as any transition period that results from a change in the Corporation’s fiscal year within or immediately following those three completed fiscal years. Regardless of whether the Corporation filed the restated financial statements, the Committee shall, to the full extent permitted by governing law, seek recoupment of any Covered Compensation, whether in the form of cash or equity, awarded or paid to a Covered Executive (computed without regard to any taxes paid), if and to the extent:

(a)the amount of the Covered Compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of a Restatement; and

(b)the amount of the Covered Compensation that would have been awarded to the Covered Executive had the financial results been properly reported would have been lower than the amount actually awarded.

If the achievement of a certain financial result was considered in determining the Covered Compensation awarded or paid, but the Covered Compensation is not awarded or paid on a formulaic basis, the Committee shall determine the amount, if any, by which the payment or award should be reduced or recouped.

For purposes of this Policy, the “Required Financial Restatement Date” is the earlier to occur of:

(a)the date the Board, a committee of the Board, or any officer or officers authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Corporation is required to prepare a Restatement; or

(b)the date a court, regulator, or other legally authorized body directs the Corporation to prepare a Restatement.

For the avoidance of doubt, a Covered Executive will be deemed to have received Covered Compensation in the Corporation’s fiscal period during which the financial reporting measure specified in the award is attained, even if the Covered Executive remains subject to additional payment conditions with respect to such award.

SECTION 7 METHOD OF RECOUPMENT
The Committee will determine, in its sole discretion, the method for recouping erroneously awarded Covered Compensation, which may include, without limitation:

(a)requiring reimbursement of cash incentive compensation previously paid;

(b)cancelling or rescinding some or all outstanding vested or unvested equity (and/or equity-based) awards;

(c)adjusting or withholding from unpaid compensation or other set- off to the extent permitted by applicable law; and/or

(d)reducing or eliminating future salary increases, cash-based or equity-based incentive compensation, bonuses, awards or severance.
SECTION 8 IMPRACTICABILITY EXCEPTIONS
The Committee shall not seek recoupment of any erroneously awarded Covered Compensation to the extent it determines that:

(a)the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount of erroneously-awarded Covered Compensation to be recovered;

(b)recovery would violate home country law where that law was adopted prior to November 28, 2022; and/or

(c)recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to the Corporation’s employees, to fail to meet the requirements of Sections 401(a)(13) and 411(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

SECTION 9

NO INDEMNIFICATION

For the avoidance of doubt, the Corporation shall not indemnify any Covered Executive against the loss of any erroneously awarded Covered Compensation or any Covered Compensation that is recouped pursuant to the terms of this Policy, or any claims relating to the Corporation’s enforcement of its rights under this Policy.

SECTION 10 SEVERABILITY
If any provision of this Policy or the application of any such provision to any Covered Executive shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

SECTION 11 AMENDMENTS
The Committee may amend, modify or terminate this Policy in whole or in part at any time and may adopt such rules and procedures that it deems necessary or appropriate to implement this Policy or to comply with applicable laws and regulations.

SECTION 12
NO IMPAIRMENT OF OTHER REMEDIES
The remedies under this Policy are in addition to, and not in lieu of, any legal and equitable claims the Corporation may have, the Corporation’s ability to enforce, without duplication, the recoupment provisions set forth in any separate policy of the Corporation or in any plan, program or agreement of the Corporation (each, a “Separate Recoupment Policy” and collectively, the “Separate Recoupment Policies”), or any actions that may be imposed by law enforcement agencies, regulators or other authorities. Notwithstanding the foregoing, in the event that there is a conflict between the application of this Policy to a Covered Executive in the event of a Restatement and any additional recoupment provisions set forth in a Separate Recoupment Policy to which a Covered Executive is subject, the provisions of this Policy shall control. The Corporation may also adopt additional Separate Recoupment Policies in the future or amend existing requirements as required by law or regulation.
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